FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 16 January 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the ‘Company')

Transaction notification
1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Sir Andrew Witty
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	230.984
		£15.66	4.229
		£15.66	1414.139
		£15.66	4242.446
		£15.66	5799.902
		£15.66	6281.971
		£15.66	617.137
d)	Aggregated information Aggregated volume Price	18,590.808 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	CEO Designate
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	1470.538
		£15.66	1507.800
		£15.66	781.531
		£15.66	2574.033
d)	Aggregated information A ggregated volume Price	6,333.902 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	2489.181
		£15.66	2552.244
		£15.66	2764.183
d)	Aggregated information Aggregated volume Price	7,805.608 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	1144.520
		£15.66	1173.521
		£15.66	1503.083
d)	Aggregated information Aggregated volume Price	3,821.124 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines GSK
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	327.328
		£15.66	300.181
		£15.66	378.346
d)	Aggregated information Aggregated volume Price	1,005.855 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	568.982
		£15.66	620.023
d)	Aggregated information Aggregated volume Price	1,189.005 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S A Hussain
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	2310.737
		£15.66	2667.111
		£15.66	3006.180
d)	Aggregated information Aggregated volume Price	7,984.028 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	821.621
		£15.66	933.481
		£15.66	1089.729
d)	Aggregated information Aggregated volume Price	2,844.831 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, HR
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	1172.271
		£15.66	1244.646
		£15.66	1371.559
d)	Aggregated information A ggregated volume Price	3,788.476 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	SVP, Communications & Government Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	559.082
		£15.66	720.120
		£15.66	789.120
d)	Aggregated information Aggregated volume Price	2,068.322 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P J T Vallance
b)	Position/status	President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	2524.897
		£15.66	2588.867
		£15.66	3194.057
d)	Aggregated information Aggregated volume Price	8,307.821 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mrs V A Whyte
b)	Position/status	Company Secretary
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 12 January 2017 on Ordinary Shares held in the Company's 2009 Performance Share Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.66	168.102
		£15.66	159.405
		£15.66	150.648
d)	Aggregated information Aggregated volume Price	478.155 £15.66
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: January 16, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc